Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

December 17, 2012

VIA:           EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Sonia Bednarowski, Esq.

RE:	Yummy Flies, Inc.;
Amendment No. 2 to Form S-1;
SEC File No. 333-17118

Dear Ms. Bednarowski:

Filed electronically on behalf of Bureau of Yummy Flies, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of August 29, 2012. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All references to page numbers are to the redlined Amendment that has been forwarded to you by overnight delivery under separate cover.

General
Comment No. 1

The Amendment has been revised to reflect the disclosure of an “emerging growth company.”  See the Prospectus cover page and pages 7-8 and 18.

Comment No. 2

The Company does not intend to utilize any written material other than the Prospectus to potential investors.

Securities and Exchange Commission
December 17, 2012

Registration Statement Fee Table
Comment No. 3

Comment complied with.

Outside From Cover Page of Prospectus
(page 1)

Comment No. 4, 5

The outside front cover has been revised per the staff’s comment.

Comment No. 6

The Company is not issuing any new securities.  The registration statement is attempting to register shares previously issued.  The financial statements have been revised to reflect the correct number of the Company’s issued and outstanding shares.  The disclosure stating that the Company has not issued any of its securities over the past three years is correct.

Prospectus Summary
(page 3)
Comment No. 7

The Summary has been revised to provide a clearer description of the Company and this new disclosure addresses the issues raised by the staff.  See page 3.

Comment No. 8

The disclosure in the Amendment has been revised to reflect the fact that the Company has been unable to raise the capital management believes is necessary due to lack of an exit strategy for potential investors.  This is the principal reason why the Company has elected to become a reporting company and have its common stock listed for trading. Disclosure in the Amendment has been added to explain these facts, including the amount of funds which management believes are required to fully implement the Company’s business plan.  Disclosure is also included discussing the consequences to the Company if additional funds are not raised.  See pages 3, 6-7, 17, 19 and 22.

Comment No. 9

Disclosure concerning the going concern issue is included in the Summary.  See page 3.

Securities and Exchange Commission
December 17, 2012

Comment No. 10

The contents of the Summary have been revised to reflect the staff’s comment. In this regard it is noted that the Company’s “burn rate” is directly related to the number of flies sold, but is nominal under present conditions due to the fact that the Company has no rent or other overhead to pay, no salaries or other general and administrative costs.  If is acknowledged that once the Company is a reporting company, this situation will change and the “burn rate” will increase significantly.  The Company will then be dependent upon raising additional capital.  See pages 3.

Comment No. 11

The discussion in the Summary concerning the commencement of the Company’s business has been revised and this discussion has been deleted in this section of the Amendment.  It remains in the Plan of Operation section of MD&A, as well as in the Business section of the Prospectus.  The requested disclosure has been incorporated in these sections of the Amendment.  See pages 3, 17 and 19-24.

Comment No. 12

The Summary has been revised to include disclosure applicable to the staff’s comment.  See page 3.

Comment No. 13

The relevant disclosure has been added to the Amendment in the Summary section.  See page 3.

Comment No. 14

Reference to “initial videos” has been deleted in the Amendment.  The Summary has been revised to include a brief description of all of the products offered.  See page 3.

Comment No. 15

The Company’s website was down for a period of time due to changing hosts.  It is now up and active.

Comment No. 16

Reference to the book has been deleted in the Summary section, as the Company believes that it is not a material part of its business.  Reference to this book remains in the Business section and the relevant disclosure requested by the staff is incorporated therein.  See page 23.

Securities and Exchange Commission
December 17, 2012

Risk Factors

Comment No. 17

The relevant disclosure has been included in the Amendment.  See page 10.

Comment No. 18

It is impossible to definitively ascertain whether the Company has sufficient funds to continue operations over the next 12 months because, as discussed above, the Company’s current burn rate is nominal due to the limited operations.  However, the disclosure in this risk factor has been revised to strengthen the disclosure.  It is submitted that the current disclosure is sufficient to convey this risk to investors.  See page 6.

Comment No. 19

The relevant disclosure has been included in the Amendment.  See page 6.

Comment No. 20

As discussed above and as stated in the Amendment, management believes that it has a better chance of successfully raising the necessary capital if a potential investor has an exit opportunity in the event they need to liquidate their investment.  If and when the Company’s Common Stock is approved for trading, based upon conversations it has had with potential investors, management believes that it will be able to raise the funds necessary to implement the Company’s business plan.

Comment No. 21.

The relevant sentence has been removed.

Comment No. 22

Not all of the shares issued by the Company and included in the shares being registered herein were issued in a Regulation D offering.  Rather they were issued in reliance upon other exemptions, including Section 4/2.  The Amendment contains an additional explanation.  See page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 14)

Comment No. 23

The reference to “imaginative trout flies” has been deleted.

Securities and Exchange Commission
December 17, 2012

Comment No. 24

The reference to the 2013 fly fishing season has been deleted and a specific time period has been inserted.  See page 22.

Comment No. 25

Comment complied with.

Comment No. 26

Comment complied with.

Description of Business
(page 15)

Comment No. 27

The disclosure in this section of the Prospectus has been significantly revised. It is submitted that this revised disclosure is a more organized description of the Company’s business.  These revisions include deleting reference to the “phases” of the Company’s business plan and it is submitted that these revisions make the disclosure clearer to investors.  As such, it is difficult to respond specifically to many of the staff’s comments to this section of the Prospectus.  The Company has incorporated the staff’s comments in the revised disclosure.

Comment No. 28

Reference to the various data discussed in the staff’s comment has been deleted in the Amendment.

Comment No. 29

As noted in response 28, the discussion of the report issued by the American Fly Fishing Trade Association has been deleted in the Amendment.

Comment No. 30

The relationships that Mr. Okizaki has had with various industry leaders has been disclosed at page 19.

Comment No. 31

The reference to “well received” has been deleted in the Amendment.

Securities and Exchange Commission
December 17, 2012

Comment No. 32

The word “legendary” has been deleted.

Comment No. 33

As is customary in this industry, these “featured tiers” are presented on a cost free basis.  Relevant disclosure advising of the same has been incorporated into the Amendment at page 19.

Comment No. 34

Reference to testing of the Company’s flies has been deleted in the revised disclosure in the Amendment.

Comment No. 35

Disclosure has been qualified in the Amendment concerning the belief that the Company’s Natural Ties were more successful than other ties in catching fish, including qualifying the relevant disclosure.  See page 19.

Comment No. 36

The relevant disclosure has been revised to reflect that these results were the opinion of management, that the testing was not done in a scientific manner and that there can be no assurances that similar results will occur when these flies are used by other.  See page 19.

Comment No. 37

The Company does not currently intend to produce its products in bulk until it can raise sufficient capital to pay for the same.  The disclosure in the Amendment has been revised to reflect the same.  See page 22.

Comment No. 38

The relevant disclosure has been deleted.

Comment No. 39

As discussed above, the reference to the various phases has been deleted and the relevant disclosure revised.  This new disclosure does not discuss the intention of the Company to produce additional DVD’s, only to sell the ones it currently has produced.

Securities and Exchange Commission
December 17, 2012

Comment No. 40

The reference to a “marketing network” has been replaced with the reference to an independent marketing company.  Further, the Amendment contains revised disclosure confirming that the Company does not currently have a wholesale business.  See page 22.

Comment No. 41

Disclosure has been revised to confirm that the Company has not contacted any nationally known fly fisherman or otherwise has any relationship with such persons.  See page 22.

Comment No. 42

The disclosure in the Amendment has been revised to reflect the staff’s comment. See page 22.

Comment No. 43

As a result of the revisions to the Business section of the Prospectus, this disclosure is no longer included.

Comment No. 44

Again, as a result of the revisions to the Business section of the Prospectus, this disclosure is no longer included.

Comment No. 45

The relevant disclosure has been revised.  See page 23.

Comment No. 46

The Company’s relationship with Mr. Dunnigan and the terms of the relevant agreement are disclosed at page 22.  The revised disclosure now coincides with the contents of the agreement between the parties.

Comment No. 47

The Company does not believe that an additional risk factor needs to be added to the Prospectus.  As disclosed in the Amendment, Mr. Dunnigan has not performed any services or been paid any compensation by the Company and it is unlikely that the same will occur until, or if, the Company is successful in raising additional funds.  If and when the Company is successful in raising additional funds and utilizes Mr. Dunnigan as described, the Company undertakes to include such a risk factor in future filings.

Securities and Exchange Commission
December 17, 2012

Comment No. 48

The relevant paragraph has been deleted in the Amendment.

Comment No. 49

This issue has been reconciled in the Amendment.  All references to a verbal agreement have been deleted.

Comment No. 50

The disclosure in the Amendment has been revised pursuant to the staff’s comment.  See page 23.

Employees
(page 26)

Comment No. 51

The disclosure has been revised in the Amendment.  See page 26.

Comment No. 52

Reference has been added to discuss the relationship with Mr. Dunnigan.  See page 26.

Trademarks/Trade Names/Intellectual Property
(page 26)

Comment No. 53

The Company does not believe that an additional risk factor is necessary.  The Company’s DVD’s are proprietary despite the fact that they have not filed for copyright protection. It is our understanding that so long as a party can demonstrate that they introduced the relevant design or DVD (in the relevant situation), they are entitled to the copyright protection by the courts had they so filed.  The burden remains on the Company to enforce their rights regardless of whether a formal filing has been made.

Management
(page 26)

Executive Officers, Directors and Key Personnel
(page 26)

Comment No. 54

The word “extensive” has been deleted. .

Securities and Exchange Commission
December 17, 2012

Comment No. 55

Disclosure concerning officer loans to the Company is included in the Amendment.  See page 28.

Rule 144
(page 30)

Comment No. 56

The Amendment contains an additional sentence explaining further the number of the Company’s shares available to be sold pursuant to Rule 144.  See page 29.

Undertakings
(page II-2)

Comment No. 57

The Undertakings section of the registration statement has been revised.

Signatures

Comment No. 58

The signature page to the Amendment has been revised per the staff’s comment.

Other

Comment No. 59

The Amendment includes current financial statements in compliance with Rule 8-08 of Regulation S-X.

Comment No. 60

A currently dated consent from the Company’s independent registered accountant is included.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of Friday, December 28, 2012, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to this date to confirm.

Securities and Exchange Commission
December 17, 2012

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm